SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Lakeland Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

511795106
(CUSIP Number)

William G. Reilly, Jr.
c/o Ansell Healthcare Products LLC
111 Wood Avenue South, Suite 210
Iselin, NJ 08830
(732) 345-5947
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Ansell USA Inc. (f/k/a Pacific Dunlop Investments (USA) Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Ansell US Group Holdings (USA) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Ansell US Group Holdings Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS P.D. International Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS P.D. Holdings Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Ansell Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 78,420
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 78,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

This statement constitutes Amendment No. 2 (this “Amendment”) and amends the Schedule 13D filed December 13, 2011 (as amended by Amendment No. 1 thereto filed on July 26, 2012, the “Schedule”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Lakeland Industries, Inc., a Delaware corporation (the “Issuer”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by Ansell USA Inc. (f/k/a/ Pacific Dunlop Investments (USA) Inc.) (“Ansell USA”), a Delaware corporation, Ansell US Group Holdings (USA) LLC, a Delaware limited liability company (“Ansell US Holdings”), Ansell US Group Holdings Pty. Ltd., an Australian proprietary company, P.D. International Pty. Ltd., an Australian proprietary company, P.D. Holdings Pty. Ltd., an Australian proprietary company, and Ansell Limited, an Australian corporation (collectively, the “Reporting Persons”). All shares of Common Stock of the Issuer are held by Ansell USA. Ansell Limited is the sole member of P.D. Holdings Pty. Ltd, which is the sole member of P.D. International Pty. Ltd., which is the sole member of Ansell US Group Holdings Pty. Ltd., which is the sole member of Ansell US Holdings, which is the sole shareholder of Ansell USA.

Each of the Reporting Persons is part of a consolidated group of companies whose principal business involves the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the industrial and medical glove market, as well as the sexual wellness category worldwide. Each of the Reporting Persons other than Ansell USA and Ansell US Holdings has its principal address at Level 3, 678 Victoria Street, Richmond, VIC, 3121, Australia. Ansell USA and Ansell US Holdings each has its principal address at 111 Wood Avenue South, Suite 210, Iselin, NJ 08830. Schedule A hereto contains the (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of Ansell USA and Ansell Limited.

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the other persons identified on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On October 15, 2014, Ansell USA executed open market sales on the NASDAQ stock exchange for the sale of 426,460 shares of Common Stock at an average per share price of $24.39567, for aggregate proceeds to the Reporting Persons of $10,403,777.43.

These transactions satisfy the Reporting Persons’ objective for monetizing the Common Stock.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information set forth in each of the inside cover pages to this Amendment relating to each such Reporting Person is incorporated by reference herein.

(a)  The Reporting Persons beneficially own 78,420 shares of Common Stock, representing approximately 1.5% in the aggregate of the outstanding Common Stock. All shares of Common Stock reported as beneficially owned by the Reporting Persons are held by Ansell USA. Because Ansell USA is the direct or indirect subsidiary of each of the other Reporting Persons, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock held by Ansell USA. The percentage ownership amounts presented in this Amendment are based upon 5,360, 681 shares of Common Stock outstanding at September 10, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2014.

(b)  By virtue of the relationship of the Reporting Persons described in Item 2 and Item 5(a), the Reporting Persons have shared voting and dispositive power over 78,420 shares of Common Stock.

(c)  Other than the disposition of shares of Common Stock described above in Item 4, to the knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past 60 days by any Reporting Person.

(d)  Not applicable.

(e)  On October 15, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent the Company’s outstanding Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following information:

The Confidentiality Agreement has expired in accordance with its terms.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1          Joint Filing Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2014

ANSELL USA INC. (F/K/A PACIFIC DUNLOP INVESTMENTS (USA) INC.)

By:	/s/ Michael J. Gilleece
	Name:	Michael J. Gilleece
	Title:	Vice President

ANSELL US GROUP HOLDINGS (USA) LLC

By:	/s/ Michael J. Gilleece
	Name:	Michael J. Gilleece
	Title:	Vice President & Associate Secretary

ANSELL US GROUP HOLDINGS PTY. LTD.

By:	/s/ Alistair I. Grant
	Name:	Alistair I. Grant
	Title:	Director

P.D. INTERNATIONAL PTY. LTD.

By:	/s/ Alistair I. Grant
	Name:	Alistair I. Grant
	Title:	Director

P.D. HOLDINGS PTY. LTD.

By:	/s/ Alistair I. Grant
	Name:	Alistair I. Grant
	Title:	Director

ANSELL LIMITED

By:	/s/ Alistair I. Grant
	Name:	Alistair I. Grant
	Title:	Company Secretary

Schedule A

The (i) name, (ii) present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted and (iii) citizenship of each of the executive officers and directors of Ansell USA Inc. (f/k/a Pacific Dunlop Investments (USA) Inc.) and Ansell Limited is set forth below.

ANSELL USA INC. (F/K/A PACIFIC DUNLOP INVESTMENTS (USA) INC.)

The business address of each of the persons listed below is 111 Wood Avenue South, Suite 210, Iselin, NJ 08830.

Name	Principal Occupation or Employment	Citizenship
Michael E. Mattos	Director and President of Ansell USA Inc.	USA
Neil Salmon	Director, VP and Treasurer of Ansell USA Inc.	UK
William G. Reilly, Jr.	Director, VP and Secretary of Ansell USA Inc.	USA
David M. Graham	Director of Ansell USA Inc.	Australia
Michael J. Gilleece	VP of Ansell USA Inc.	USA

ANSELL LIMITED

The business address of each of the persons listed below is Level 3, 678 Victoria Street, Richmond, VIC, 3121, Australia.

Name	Occupation or Employment	Citizenship
Glenn L. L. Barnes	Corporate Director (Chairman of Ansell Limited)	Australia
Magnus R. Nicolin	Managing Director and CEO of Ansell Limited	Sweden
Marissa T. Peterson	Corporate Director	USA
Ronald J. S. Bell	Corporate Director	UK
Annie H. Lo	Corporate Director	USA
L. Dale Crandall	Corporate Director	USA
W. Peter Day	Corporate Director	Australia
John A. Bevan	Corporate Director	Australia
Neil Salmon	CFO of Ansell Limited	UK
Scott Corriveau	President and General Manager Industrial Global Business Unit of Ansell Limited	USA
Peter Dobbelsteijn	Chief Commercial Officer EMEA and APAC Region and Ansell Global Guardian	Netherlands

Steve Genzer	SVP of Global Supply Chain Operations of Ansell Limited	USA
Joe Kubicek	President and General Manager Single Use Global Business Unit of Ansell Limited	USA
Francois Le Jeune	SVP of Business Development and Transformational Initiatives and Interim President and General Manager Sexual Wellness Global Business Unit of Ansell Limited	Belgium
Anthony Lopez	President and General Manager Medical Global Business Unit and Chief Commercial Officer LAC Region of Ansell Limited	USA
Debbie Lynch	Chief Human Resources Officer of Ansell Limited	USA
Mike Mattos	SVP and Chief Commercial Officer North American Region of Ansell Limited	USA
William Reilly	SVP and Corporate General Counsel of Ansell Limited	USA